United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Form RW WD - Withdrawal of a Registration Withdrawal Request

RE:	EVCARCO, Inc. Form RW - Registration Withdrawal Request (File No. 333-158293) Filed on April 29, 2011

Ladies and Gentlemen:

EVCARCO, Inc. (the “Company”) hereby respectfully requests the withdrawal of its registration withdrawal request, the Form RW, as of the date hereof, filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 29, 2011.  This Form RW referred to incorrect File Number.  A correct Form RW will be filed with the Commission.

EVCARCO, INC.

By:	/s/ Nikolay Frolov
Name: Nikolay Frolov
Title: CFO